iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

January 15, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W.

Washington, D.C. 20549

Attention: Uwem Basey

Re: iQSTEL Inc. Request to Withdraw Registration Statement filed on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), iQSTEL Inc. (the "Registrant") hereby requests immediate withdrawal of its registration statement on Form S-1 (File No. 333-284357), which was filed with the Securities and Exchange Commission (the "Commission") on January 17, 2025 along with any amendments and exhibits (the "Registration Statement").

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement contained therein. The Registration Statement has not been declared effective by the Commission.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

By: /s/ Leandro Iglesias

Name: Leandro Iglesias

Title: Chief Executive Officer